UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

 REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

January 9, 2006

BHP Billiton Plc
(Translation of registrant's name into English)

Neathouse Place London SW1V 1BH United Kingdom
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [x] Form 20-F [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: [ ] Yes [x] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

Issued by: BHP Billiton Finance B.V.

To:
London Stock Exchange

Cc:
Australian Stock Exchange
JSE Securities Exchange SA
UBS Zurich
Swiss Stock Exchange
Deutsche Bank

Date: 9 January 2006

For Release: Immediately

Contact: Willie J Murray
BHP Billiton Treasurer & Vice President, Corporate Finance
Tel: +31 70 315 6666

BHP BILLITON FINANCE B.V. - PUBLICATION OF PROSPECTUS

The following Prospectus has been approved by the UK Listing Authority and is available for viewing:

Prospectus relating to the U.S.$3,000,000,000 Euro Medium Term Note Programme of BHP Billiton Finance Limited and BHP Billiton Finance B.V., guaranteed (in respect of Notes issued by BHP Billiton Finance Limited) by BHP Billiton Limited and (in respect of Notes issued by BHP Billiton Finance B.V.) by BHP Billiton Plc

To view the full document, please paste the following URL into the address bar of your browser.

Prospectus

http://www.rns-pdf.londonstockexchange.com/rns/6799w_1-2006-1-9.pdf

http://www.rns-pdf.londonstockexchange.com/rns/6799w_2-2006-1-9.pdf

http://www.rns-pdf.londonstockexchange.com/rns/6799w_3-2006-1-9.pdf

http://www.rns-pdf.londonstockexchange.com/rns/6799w_4-2006-1-9.pdf

http://www.rns-pdf.londonstockexchange.com/rns/6799w_5-2006-1-9.pdf

http://www.rns-pdf.londonstockexchange.com/rns/6799w_6-2006-1-9.pdf

http://www.rns-pdf.londonstockexchange.com/rns/6799w_7-2006-1-9.pdf

http://www.rns-pdf.londonstockexchange.com/rns/6799w_8-2006-1-9.pdf

http://www.rns-pdf.londonstockexchange.com/rns/6799w_9-2006-1-9.pdf

http://www.rns-pdf.londonstockexchange.com/rns/6799w_10-2006-1-9.pdf

The full document is also available for viewing at the Document Viewing Facility of the UK Listing Authority.

This website is not provided for, or directed at, U.S. persons or persons in the United States. If you are a U.S. person or are viewing this page from the United States, you should exit this section of the website.

For further information, please contact:

W.J. Murray, BHP Billiton
Treasurer and Vice President, Corporate Finance
Tel: +31 70 315 6666

DISCLAIMER - INTENDED ADDRESSEES

Please note that the information contained in the Prospectus may be addressed to and/or targeted at persons who are residents of particular countries (specified in the Prospectus) only and is not intended for use and should not be relied upon by any person outside these countries and/or to whom the offer contained in the Prospectus is not addressed. Prior to relying on the information contained in the Prospectus, you must ascertain from the Prospectus whether or not you are part of the intended addressees of the information contained therein.

Your right to access this service is conditional upon complying with the above requirement.

The Prospectus on this website does not constitute an offer of securities for sale in the United States. The securities described herein have not been, and will not be, registered under the U.S. Securities Act of 1933, as amended (the "Securities Act"), or under any relevant securities laws of any state of the United States of America, and may not be offered or sold to U.S. persons or to persons within the United States of America, except pursuant to an exemption from the Securities Act.

BHP Billiton Finance B.V. Registered Number 27154589
 Registered in the Netherlands
Registered Office: Verheeskade 25, 2521 BE The Hague, The Netherlands
Telephone +31 70 315 6666 Facsimile +31 70 315 6767

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BHP Billiton Plc

Date: 9 January 2006	By:	Karen Wood
	Name:	Karen Wood
	Title:	Company Secretary